Exhibit 3.1

CERTIFICATE OF CORRECTION

OF

CERTIFICATE OF DESIGNATION OF THE RELATIVE RIGHTS

AND PREFERENCES OF THE

SERIES C CONVERTIBLE PREFERRED STOCK

OF

SATCON TECHNOLOGY CORPORATION

Satcon Technology Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

1.             A Certificate of Designation of the Relative Rights and Preferences of the Series C Convertible Preferred Stock of the Corporation (the “Certificate”) was filed with the Secretary of State of the State of Delaware on November 8, 2007, which Certificate contains an inaccurate record of the corporate action taken therein, and said Certificate requires correction as permitted by subsection (f) of Section 103 of the General Corporation Law of the State of Delaware.

2.             The inaccuracy or defect in said Certificate sought to be corrected hereby is as follows: due to a drafting error, in the first sentence of Section 2(a) of the Certificate instead of “Stated Liquidation Preference Amount” it should have read “Series C Original Issue Price”.

3.             The first sentence of Section 2(a) of said Certificate is hereby corrected to read in its entirety as follows:

“The holders of record of shares of Series C Preferred Stock shall be entitled to receive, out of any assets at the time legally available therefor and when and as declared by the Board, dividends at the rate of five percent (5%) of the Series C Original Issue Price (defined below) per share per annum commencing on the date of issuance (the “Issuance Date”) of the Series C Preferred Stock.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction to be executed and acknowledged by the undersigned, its authorized officer, this 6 day of August, 2010.

SATCON TECHNOLOGY CORPORATION

By:	/s/ Donald R. Peck
Name: Donald R. Peck
Title: Chief Financial Officer and Treasurer